UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

William L. Boeing

Haynes and Boone, LLP

2505 N. Plano Road, Suite 4000

Richardson, Texas 75082

(972) 680-7553

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings II LP 20-3547756

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,804,833

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,804,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,804,833

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(2)

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings LP 20-3531823

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 388,889

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 388,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(4)

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings GP, LLC 20-3531870

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(5)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,193,722

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,193,722

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,193,722

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%(6)

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Boone Pickens, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(7)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,500(8)

	8.	Shared Voting Power 13,327,122(9)

	9.	Sole Dispositive Power 12,500(8)

	10.	Shared Dispositive Power 13,327,122(9)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,339,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(10)

14.	Type of Reporting Person (See Instructions) IN

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(1) BP EXCO Holdings II LP acquired 12,804,833 shares of EXCO Resources, Inc. on February 14, 2006 in exchange for an equal number of shares of EXCO Holdings Inc., the parent of EXCO Resources, Inc., when EXCO Holdings Inc. was merged with and into EXCO Resources, Inc.

(2) Based upon 100,000,000 shares of common stock outstanding reported in the EXCO Resources Prospectus (the “Prospectus”) dated February 8, 2006 in respect of its offering of 50,000,000 shares of its Common Stock (the “IPO”) plus (i) 388,889 additional shares issued to BP EXCO Holdings LP and (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO.

(3) BP EXCO Holdings LP acquired 388,889 shares of EXCO Resources, Inc. common stock on February 14, 2006 when preferred shares it held of an affiliate of EXCO Resources, Inc. were redeemed by said affiliate in exchange for $158.75 million cash plus payment of redemption premium of 388,889 shares of common stock of EXCO Resources, Inc.

(4) Based upon 100,000,000 shares of common stock outstanding as reported in the Prospectus plus (i) 388,889 additional shares issued to BP EXCO Holdings LP and (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO.

(5) BP EXCO Holdings GP, LLC is the general partner of BP EXCO Holdings II LP and BP EXCO Holdings LP.  See footnotes (1) and (2).

(6) Based upon 100,000,000 shares of common stock outstanding as reported in the Prospectus plus (i) 388,889 additional shares issued to BP EXCO Holdings LP and (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO.

(7) Mr. Pickens is the sole member of BP EXCO Holdings GP, LLC, the general partner of BP EXCO Holdings II LP and BP EXCO Holdings LP.  See footnotes (1), (2) and (3).

(8) Includes currently exercisable options to purchase 12,500 shares of common stock held by Mr. Pickens.

(9) Includes the shares of common stock held by BP EXCO Holdings II LP and BP EXCO Holdings LP as well as 133,400 shares of common stock held by Madeleine Pickens, Mr. Pickens’s spouse.

(10) Based upon 100,000,000 shares of common stock outstanding as reported in the Prospectus plus (i) 388,889 additional shares issued to BP EXCO Holdings LP, (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO, and (iii) currently exercisable options to purchase 12,500 shares of common stock held by Mr. Pickens.

This Amendment No. 1 amends the Schedule 13D filed by BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr. on February 21, 2006 (the “13D”), to correct a typographical error on the cover page. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D. Information in the Schedule 13D remains in effect except to the extent that it is corrected by the information contained in this Amendment No. 1.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006

BP EXCO HOLDINGS II LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS GP, LLC

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

/s/ Thomas Boone Pickens, Jr
Thomas Boone Pickens, Jr

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